December 23, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hemispherx Biopharma, Inc. Form 10-K for the year ended December 31, 2009 Form 10-K/A for the year ended December 31, 2009 (SEC filing No. 1-13441)

Dear Mr. Rosenberg:

We hereby respond to the comment contained in your December 3, 2010 comment letter (the “Comment Letter”) related to the above referenced Form 10-K and Form 10-K/A of Hemispherx Biopharma, Inc. (the "Company").  Draft revised disclosure for inclusion in the next amended Form 10-K (the “10-K/A-2”) is attached hereto as Appendix A. Once the comment below is resolved, we will file the 10-K/A-2 reflecting the revisions in our response below as well as the revisions contained in draft text attached to our prior responses.

Form 10-K for the fiscal year ended December 31, 2009

(17) Fair value, page F-33

Comment 1.   We acknowledge your response to prior comment 2 and your supplemental response dated November 23, 2010.  Please address the following:

•
Provide us a detailed analysis under ASC 815 (formerly EITF 00-19) that supports your classification of the warrants as a liability.  Please note that there are certain exceptions where equity classification would not be precluded.

•
The analysis provided presents valuations of the warrants both before and after adjusting for the probability of a “Fundamental Transaction” occurring.  You concluded not to record a liability because the value of the warrants was insignificant.  Assuming the accounting literature supports that the warrants should be classified as a liability, tell us why your conclusion to record a liability was based only on the valuation after adjusting for the probability of a “Fundamental Transaction.”  We believe the warrants have value despite the contingency related to a “Fundamental Transaction” occurring, similar to that provided in your November 23, 2010 response which indicates the warrant value for all the warrants granted on May 18, and 21, 2009 to approximately $3.2 million using the Black-Scholes-Merton pricing model.

Corporate Headquarters

One Penn Center, 1617 JFK Blvd., Philadelphia, PA 19103	t: 215-988-0080	f: 215-988-1739

Jim B. Rosenberg
December 23, 2010
Page - 2

Response:

As discussed telephonically with members of the SEC’s Staff, we believe that the more proper guidance is contained in ASC 480 (formally SFAS 150) in the determination of the accounting treatment of the Warrants as a Liability.  As a precursor to utilizing ASC 815 as requested in the Comment Letter, we used ASC 480-10-55-29 & 30 to determine that the clause that requires the Warrants to be settled in Cash upon the happening of a “Fundamental Transaction” (as defined in the Warrants and as described in a prior response letter) regardless of the probability, requires us to classify the value of the Warrants as a Liability.  Accordingly, we believe that concurrence through utilization of ASC 815 is not necessary.

In estimating the Liability within the concept of “Fair Value”, we took into consideration that the probability of the occurrence of a Fundamental Transaction was highly unlikely as a factor to be applied against the Black-Scholes-Merton value.  We utilized current accounting literature and considered the findings and opinion of an independent appraiser in determining Fair Value of the Liability.  We applied ASC 820 (formally SFAS 157) as our standard for Fair Value as defined by the Financial Accounting Standards Board as “[t]he price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Implicit in this definition is the requirement that factors relevant to the specific situation be taken into account.  ASC 820-10-55-1 states “…any fair value measurement requires that the reporting entity determine all of the following: …(d)the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use in pricing the asset or liability and the level in the fair value hierarchy within which the inputs fall.”  We determined that the extreme unlikelihood of the occurrence of a Fundamental Transaction was a relevant factor.  Based on our analysis, we deemed that the Fair Value of the Warrants’ Liability lacked materiality to be recorded at December 31, 2009.

The Staff informed us that it did not concur with our accounting treatment and that the Warrants should be classified as a Liability without consideration of a valuation adjustment for the probability of a Fundamental Transaction event occurring.

On December 22, 2010, our Audit Committee determined that our financial statements for the year ended December 31, 2009 (and relevant interim unaudited financial statements) should be restated to reflect the revised value of this Liability calculated without regard to the probability of a cash settlement.  The related impact of this restatement on the December 31, 2009 Balance Sheet and Income Statement for the 2009 year ended will be as follows1:

Jim B. Rosenberg
December 23, 2010
Page - 3

(a)
The total initial estimated fair value of the Liability related to the Warrants was $15,233,230 at the date of their issuance in May 2009.  In order to record this Liability, an adjustment will be made to decrease Additional Paid-In Capital and increase Liabilities by $15,233,230.

(b)
In May 2009 and June 2009, some of these Warrants were exercised resulting in total non-cash losses of $4,256,000.  Prior to each exercise, the individual Warrant’s fair value  is revalued.  Revaluation adjustments will be made to increase the above mentioned Warrants’ Liability of $15,233,230 by the related $4,256,000 loss and then, upon exercise, reduce the Warrants’ Liability value by $7,516,000 for the exercised Warrants.  As a result, the estimated fair value of the Warrants’ Liability will be $11,973,000.

(c)
The estimated fair value of the Liability related to the Warrants will be revalued at the end of each fiscal quarter from June 2009 through December 31, 2009.  Due to the decreasing trading value of our stock during this period, at December 31, 2009, the value of the Liability related to the remaining outstanding Warrants is $3,162,123.  The June to December 2009 year to date adjustments to record the change in fair value for the remaining Warrants’ Liability was $8,811,019, resulting in a related non-cash gain of $8,811,019.

The combined losses of $4,256,186 for the exercise of Warrants and the gain of $8,811,019 from the fair value adjustment of the Liability will result in a net non-cash gain of $4,554,833 for the year-end 2009.

Accordingly, we plan on restating our financial statements for the year ended December 31, 2009 in the 10-K/A-2 and restating relevant interim financial statements by filing amendments to our Forms 10-Q for the first three quarters of 2010.  Specifically, with regard to the 10-K/A-2, we plan on presenting the potential Liability that would result at December 31, 2009 utilizing the Black-Sholes-Merton method of fully valuing the Warrants without regard to the extreme remoteness of the probability of the occurrence of a Fundamental Transaction.  Similar revisions will be made to the interim financial statements contained in the three relevant Forms 10-Q filed for the first three quarters of 2010.

1 Please see the more detailed information in the two charts below as well as on Appendix A attached hereto.

Jim B. Rosenberg
December 23, 2010
Page - 4

Warrants’ Valuation
December 31, 2009

	Grant Date 05/18/09 (Deal #1)		Grant Date 05/21/09 (Deal #2)		Projected Total
	Series I		Investors		Value of
	Investors	Agent	Unexercised	Agent	Warrants
Underlying Price	$0.56	$0.56	$0.56	$0.56
Exercise (Strike) Price	$1.65	$1.38	$1.31	$1.34
Est. Time To Expiration in Years (a)	2.50	2.50	2.20	2.20
Volatility	138%	138%	146%	146%
Interest Rate (b)	1.42%	1.42%	1.14%	1.14%
Yield Rate	0.0%	0.0%	0.0%	0.0%

Black-Scholes-Merton value per warrant	$0.316	$0.332	$0.333	$0.331

Number of Warrants Outstanding at 12/31/09	6,136,364	750,000	2,272,440	654,884

Warrant Value using Black-Scholes-Merton Pricing Model	$1,938,721	$249,274	$757,387	$216,741	$3,162,123

Notes
(a) Time to Expiration Calculation
(remaining contract period + vesting period)/2
Deal #1 (59 months + 0)/2 = 2.5 years
Deal #2 (53 months + 0)/2 = 2.2 yrs

(b) Interest Rate Calculation
2 year constant maturity rate at 12/31/09		1.14%
3 year constant maturity rate at 12/31/09		1.70%
Average		1.42%

Utilizing the foregoing valuation of the Warrants’ Liability will result in a non-cash reduction of $4,554,833 in our Net Loss for year-to-date December 31, 2009, as follows:

Jim B. Rosenberg
December 23, 2010
Page - 5

Warrants’ Liability Valuation
Inception through December 31, 2009

Date Of Liability Valuation For Warrants	Number of Warrants	Increase (Decrease) in Equity		Increase (Decrease) in Liability	(Increase) Decrease in Net Loss

Warrants Issued on May 18, 2009	9,886,364		$(11,893,863)	$11,893,863
Warrants Issued on May 21, 2009	4,822,324	$	(3,339,367)	$3,339,367

Total Warrants Issued	14,708,688		$(15,233,230)	$15,233,230

Warrants Exercised From May 18, 2009 Issuance	(3,000,000)			$1,704,297	$(1,704,297)
			$4,501,793	$(4,501,793)

Warrants Exercised From May 18, 2009 Issuance	(1,895,000)			$2,551,889	$(2,551,889)
			$3,014,481	$(3,014,481)

True-Up Liability				$7,698,129	$(7,698,129)
June 30, 2009	9,813,688		$(7,716,956)	$19,671,271
True-Up Liability				$(5,493,798)	$5,493,798
September 30, 2009	9,813,688		$(7,716,956)	$14,177,473
True-Up Liability				$(11,015,350)	$11,015,350
December 31, 2009	9,813,688		$(7,716,956)	$3,162,123

Net Effect to reduce 2009’s Net Loss					$4,554,833

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Jim B. Rosenberg
December 23, 2010
Page - 6

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,
/s/ Charles T. Bernhardt
Charles T. Bernhardt
Chief Financial Officer

Appendix A

ITEM 6.  Selected Financial Data (in thousands except for share and per share data).

           The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, and the related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, included in this Annual Report.  The statement of operations and balance sheet data presented below for, and as of the end of, each of the years in the five year period ended December 31, 2009 are derived from our audited consolidated financial statements.  Historical results are not necessarily indicative of the results to be expected in the future.

Year Ended December 31	2005	2006	2007	2008	2009
					(restated)
Statement of Operations Data:
Revenues and License fee Income	$1,083	$933	$1,059	$265	$111
Total Costs and Expenses(1)	10,998	19,627	20,348	13,076	13,375
Interest Expense and Financing Costs(2)	3,121	1,259	396	-	241
Redeemable warrants valuation adjustment(3)					(4,555)
Net loss	(12,446)	(19,399)	(18,139)	(12,219)	(~~13,438~~8,883)
Deemed Dividend	-	-	-	-	-
Net loss applicable to common stockholders	(12,446)	(19,399)	(18,139)	(12,219)	(~~13,438~~8,883)
Basic and diluted net loss per share	$(0.24)	$(0.31)	$(0.25)	$(0.16)	$ (~~0.12~~0.08)
Shares used in computing basic and diluted net loss per share	51,475,192	61,815,358	71,839,782	75,142,075	109,514,401

Balance Sheet Data:
Working Capital	$16,353	$16,559	$14,412	$5,646	$55,789
Total Assets	24,654	31,431	23,142	13,211	64,994
Debt, net of discount	4,171	3,871	-	-	-
Stockholders’ Equity	18,627	24,751	20,955	11,544	~~62,379~~59,217
Cash Flow Data:
Cash used in operating activities	(7,231)	(13,747)	(15,112)	(9,358)	(9,297)
Capital expenditures	$(1,002)	$(1,351)	$(212)	$(73)	$(332)

(1)	General and Administrative expenses include stock compensation expense of $391, $2,483, $2,291, $573 and $826 for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

(2)	For information concerning our financing see Note 6 to our consolidated financial statements for the year ended December 31, 2009 contained herein.

(3)	Please see “Note 18 – Restatement” under Notes to Consolidated Financial Statements and “ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Restatement”.

ITEM 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations.

. . .
[“. . .”  MEANS OMMITTED TEXT THAT
DOESN’T CHANGE DUE TO THIS COMMENT RESPONSE]

Restatement

In connection with equity financings on May 11 and 19, 2009, we issued warrants (the “Warrants”) that containeda provision that could require us to settle the Warrants for cash upon the happening of certain remote events described below.  Generally, the Warrant provision allows the Warrant holders to receive cash in certain situations where there would no longer be a significant public market for our common stock, e.g., in the highly unlikely event that we took action to go private (a “Fundamental Transaction”).  The amount of cash to be received by Warrant Holders would equal the Black-Scholes value of the remaining unexercised portion of the Warrant on the date of the consummation of the Fundamental Transaction.

Initially, we determined that these Warrants created a related Liability in accordance with ASC 480-10-55-29 & 30 due to the fact that the Warrants could be settled for cash as discussed above.  In our estimation of the value of this Liability, we interpreted and applied the concept of “Fair Value” from ASC 820 (formally SFAS 157).  After reviewing current accounting literature and the findings and opinion of an independent appraiser in determining our accounting treatment, we took into account the extreme unlikelihood of the occurrence of a Fundamental Transaction triggering a right to cash settlement as a probability factor in applying the Black-Scholes-Merton valuation of the Warrants.  As a result, we deemed the fair value of the Warrants to be immaterial and, therefore, we stated the Warrants’ related Liability from May 31, 2009 through December 31, 2009 at zero.

On September 15, 2010, we received a comment letter from the Security and Exchange Commission (“SEC”) concerning its review of our annual report on Form 10-K, as amended, for the year ended December 31, 2009.  During the process of resolving the SEC’s comments, the SEC Staff alerted us that they did not agree with our method of computing the value of the Liability related to the Warrants as discussed above.

On December 22, 2010, after discussion with McGladrey & Pullen, LLP, our independent registered public accounting firm, our Audit Committee determined that the previously issued financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 and in our Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 and in our Forms 10-Q for the periods ended June 30, 2009 and September 30, 2009, should not be relied upon.  We haverestated the financial statements for the year ended December 31, 2009 contained herein and will restate the financial statements contained in our Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 (including the comparable periods ended June 30, 2009 and September 30, 2009) to reflect the revised value of this Liability without regard to the probability of a cash settlement.

The related impact of this restatement on the December 31, 2009 Balance Sheet and Income Statement for the year then ended is as follows:

(a)
The total initial estimated fair value of the Liability related to the Warrants was $15,233,000 at the date of their issuance in May 2009.  In order to record this Liability, an adjustment was made to decrease Additional Paid-In Capital and increase Liabilities by $15,233,000.

(b)
In May 2009 and June 2009, some of these Warrants were exercised resulting in total non-cash losses of $4,256,000.  Prior to each exercise, the individual Warrant’s fair value was revalued.  The revaluation adjustments were made to increase the above mentioned Warrants’ Liability of $15,233,230 by the related $4,256,000 loss and then, upon exercise, reduce the Warrants’ Liability value by $7,516,000 for the exercised Warrants.  As a result, the estimated fair value of the Warrants’ Liability is $11,973,000.

(c)
The estimated fair value of the Liability related to the Warrants was revalued at the end of each fiscal quarter from June 2009 through December 31, 2009.  Due to the decreasing trading value of our stock during this period, at December 31, 2009, the value of the Liability related to the remaining outstanding Warrants was $3,162,000.  The June to December 2009 year to date adjustments to record the change in fair value for the remaining Warrants’ Liability were $8,811,000, resulting in a related non-cash gain of $8,811,000.

None of the above issues from this non-cash adjustment will actually affect our revenues, operating expenses, liquidity or cash flows from past or future operations.  The combined losses of approximately $4,256,000 for the exercise of Warrants and the estimated gain of $8,811,000 from the fair value adjustment of the Liability result in a net non-cash gain of approximately $4,555,000 for the year-end 2009.  The impact of this non-cash adjustment reduced the 2009’s year-end Net Loss from approximately $13,438,000 to $8,883,000.

As a result of the corrections in the valuation of the Liabilities as of December 31, 2009 described above, we have restated our consolidated financial statements in this amended report as follows:

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Balance Sheet
December 31,2009

(in thousands)

	December 31,2009 As Previously Reported	Adjustments		December 31, 2009 restated
ASSETS
Current Assets:
Cash and cash equivalents	$58,072			$58,072
Prepaid expenses and other current assets	332			332

Total current assets	58,404			58,404

Property and equipment, net	4,704			4,704
Patent and trademark rights, net	830			830
Investment	35			35
Construction in progress	135			135
Other assets	886			886

Total assets	$64,994			$64,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts Payable	$1,294			$1,294
Accrued expenses	1,321			1,321

Total current liabilities	2,615			2,615

Redeemable warrants	-	15,233	(a)	3,162
		(7,516)	(b)
		(4,555)	(b)(c)
Total liabilities	2,615	3,162		5,777

Commitment and contingencies

Stockholders’ equity
Preferred stock	-			-
Common stock	133			133
Additional paid-in capital	273,093	(15,233)	(a)	265,376
		7,516	(b)
Accumulated deficit	(210,847)	4,555	(b)(c)	(206,292)

Total stockholders' equity	62,379	(3,162)		59,217

Total liabilities and stockholders’ equity	$64,994	-		$64,994

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Statement of Operations
 Year ended December 31,2009

(in thousands, except per share data)

	December 31,2009 As Previously Reported		Adjustments		December 31, 2009 As Restated

Revenues:

Sales of product, net	$				$

Clinical treatment programs		111				111

Total revenues		111				111

Costs and expenses:

Production/cost of goods sold		584				584
Research and development		6,995				6,995
General and administrative		5,796				5,796

Total costs and expenses		13,375				13,375

Operating loss		(13,264)				(13,264)

Interest and other income		67				67
Financing costs		(241)				(241)
Redeemable warrants valuation adjustment		-	4,555	(b)(c)		4,555

Net loss		$(13,438)	$4,555			$(8,883)

Basic and diluted loss per share		$(0.12)	$.04			$(0.08)

Weighted average shares outstanding Basic and Diluted		109,514,401				109,514,401

NOTES:

(a)
The total initial estimated fair value of the Liability related to the Warrants was $15,233,000 at the date of their issuance in May 2009.  In order to record this Liability, an adjustment will be made to decrease Additional Paid-In Capital and increase Liabilities by $15,233,000.

(b)
In May 2009 and June 2009, some of these Warrants were exercised resulting in total non-cash losses of $4,256,000.  Prior to each exercise, the individual Warrant’s fair value was revalued.  The revaluation adjustments was made to increase the above mentioned Warrants’ Liability of $15,233,000 by the related $4,256,000 loss and then, upon exercise, reduce the Warrants’ Liability value by $7,516,000 for the exercised Warrants.

c)
The estimated fair value of the Liability related to the Warrants was revalued at the end of each fiscal quarter from June 2009 through December 31, 2009.  Due to the decreasing trading value of our stock during this period, at December 31, 2009, the value of the Liability related to the remaining outstanding Warrants will be $3,162,000.  The June to December 2009 year to date adjustments to record the change in fair value for the remaining Warrants’ Liability will be $8,811,000, resulting in a related non-cash gain of $8,811,000.

RESULTS OF OPERATIONS

Year ended December 31, 2009 versus December 31, 2008

Net Loss (restated)

Our net loss of approximately $~~13,438,000~~8,883,000 for the year ended December 31, 2009 was ~~10.0~~27.3% ~~higher~~lower when compared to the same period in 2008.  This $~~1,219,000 increase~~3,336,000 decrease in loss was primarily due to:

a.	Increased Research and Development costs in 2009 of approximately $1,195,000 or 21% as compared to the same period in 2008.

b.	Sales of Alferon N Injection® for 2008 of approximately $173,000 compared to no sales recorded in 2009.

c.	Decreased interest and other income in 2009 of approximately $525,000 or 89% as compared to the same period in 2008.

d.
Increased non-cash financing costs of $241,000 in 2009 in the form of Common Stock Commitment Warrants incurred as a result of the February 2009 implementation of the Standby Financing Agreement.  No agreement of this type was in effect during 2008.

e.
Decreased Production/Cost of Goods Sold in 2009 of approximately $214,000 or 27% and decreased General and Administrative expenses of approximately $682,000 or 11% as compared to the same period in 2008.

f.
An adjustment at December 31, 2009 to record the change in fair value for a Liability related to the Warrants issued in May 2009.  This Liability of $15,233,000 as originally recorded in May 2009, was adjusted due to a change in the method of computing the fair value of the Warrants’Liability including taking into account the exercise of some of these Warrants and revalued to $3,162,000 at December 31, 2009 in our restatement, thereby resulting in a related gain of $4,555,000.

           Net loss per share for the year ended 2009 was $(~~0.12~~0.08) versus $(0.16) for the same period in 2008.

.  .  .

Restatement

As a result of the correction to the valuation of a Liability related to Warrants issued in May 2009, a net gain of $4,555,000 was recorded in 2009.  The Black-Scholes-Mertonpricing model was used to determine the fair value of this Liability with regard to these Warrants of $15,233,000 at their inception in May 2009, increasedby the losses from the exercised warrants in May and June 2009 of $4,256,000 and reduced by $7,516,000 for the exercised warrants.  At December 31, 2009 the fair value of this Liability related to the unexercised warrants had decreased to $3,162,000.  Thenet effect to reflect the change in the fair value of this Liability during 2009 resulted in a gain of $8,811,000.  The approximate combined losses of $4,256,000 from the exercised warrants and the gain of $8,811,000 from the fair value adjustment resulted in a net total gain of $4,555,000.

. . .

Critical Accounting Policies

.  .  .

Redeemable Warrants

We utilize the guidance contained ASC 480 (formally SFAS 150) in the determination of whether to record warrants and options as Equity and/or Liability.  If the guidance of ASC 480 is deemed inconclusive, we continue our analysis utilizing ASC 815 (formally EITF 00-19).

Our method of recording the related value attempts to be consistent with the standards as defined by the Financial Accounting Standards Board utilizing the concept of “Fair Value”from ASC 820-10-55-1 that states that any fair value measurement requires that the reporting entity to determine the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use in pricing the asset or liability and the level in the fair value hierarchy within which the inputs fall.

.  ..  .

ITEM 9A.  Controls and Procedures.

Effectiveness of Control Procedures

As of December 31, 2009, the end of the period covered by this report, we carried out an evaluation under the supervision and with the participation of our Management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Act of 1934, as amended, as of December 31, 2008.  Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as the principal executive and financial officers, respectively, to allow final decisions regarding required disclosures.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the controls and procedures were effective as of December 31, 2009 to ensure that material information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  Our management has concluded that the financial statements included in this Form 10-K present fairly, in all material respects our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America.

As discussed in Part II; Item 6. Management’s Discussion and Analysis of Financial Condition and Result of Operations, we have restated our financial statements herein.  The restatement relates to how we valued certain Warrants that containeda provision that could require us to settle the Warrants for cash upon the happening of certain events.  Financial recording of warrants with such a provision issubject to a number of intricate accounting pronouncements and interpretations.  Generally, the Warrant provision would allowthe Warrant holders to receive cash in certain situations where there would no longer be a significant public market for our common stock, e.g., where we took action to go private (a “Fundamental Transaction”).  The amount of cash to be received by Warrant Holders would equal the Black-Scholes Value of the remaining unexercised portion of the Warrant on the date of the consummation of the Fundamental Transaction.

Initially, we determined that these Warrants created a related Liability in accordance with ASC 480-10-55-29 & 30 due to the fact that the Warrants could be settled for cash as discussed above. In our estimation of the value of this Liability, we interpreted and applied the concept of “Fair Value”from ASC 820 (formally SFAS 157).  Utilizing the results from an independent appraisal firm that we engaged with regard to valuation of the Warrants, we took into account the extreme unlikelihood of the occurrence of a Fundamental Transaction triggering a right to cash settlement as a factor in applying the Black-Scholes-Merton valuation of the Warrants.  As a result, we deemed the fair value of the Warrants to be immaterial and, therefore, we stated the Warrant’s related Liability from May 31, 2009 through December 31, 2009 at zero.  In September 2010, we received a comment letter from the SEC concerning its review of our annual report on Form 10-K, as amended, for the year ended December 31, 2009. During the process of resolving the SEC’s comments, the SEC Staff alerted us that they did not agree with our application of a remoteness factor in computing the value of the Warrants.  As a result, we determined that our financial statements for the year ended December 31, 2009 (and relevant interim unaudited financial statements) should be restated to reflect the revised value of this Liability without regard to the probability of a cash settlement.

We have carefully reviewed the process we relied upon in valuing the Warrants and, although we have determined to restate the financial statements, we do not believe that our actions in originally valuing the Warrants utilizing a remoteness factor constituted a material weakness.  In utilizing the above discussed valuation method we retained an independent appraisal firm that conduct its engagement as defined in theStatement on Standards for Valuation Services of the American Institute of Certified Public Accountants and we took into account its findings.

.  ..  .

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2008 and 2009

(in thousands, except for share and per share amounts)

	2008	2009
		(restated)
ASSETS
Current assets:
Cash and cash equivalents (Notes 2 & 16)	$6,119	$58,072
Inventories (Note 3)	864	-
Prepaid expenses and other current assets	330	332

Total current assets	7,313	58,404

Property and equipment, net (Note 2)	4,877	4,704
Patent and trademark rights, net (Notes 2 & 4)	969	830
Investment	35	35
Construction in progress (Note 2)	-	135
Other assets(Note 3)	17	886

Total assets	$13,211	$64,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$791	$1,294
Accrued expenses (Notes 2 & 5)	876	1,321

Total current liabilities	1,667	2,615

Redeemable warrants (Note 18)	-	3,162

Total liabilities	1,667	5,777

Commitments and contingencies (Notes 10, 12, 13 & 14)

Stockholders’ equity (Note 7):
Preferred stock, par value $0.01 per share, authorized 5,000,000; issued and outstanding; none	-	-
Common stock, par value $0.001 per share, authorized 200,000,000 shares; issued and outstanding 78,750,995 and 132,787,447, respectively	79	133
Additional paid-in capital	208,874	~~273,093~~265,376
Accumulated deficit	(197,409)	(~~210,847~~206,292)

Total stockholders’ equity	11,544	~~62,379~~59,217

Total liabilities and stockholders’ equity	$13,211	$64,994

See accompanying notes to consolidated financial statements.

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
 (in thousands, except share and per share data)

	Years ended December 31,
	2007	2008	2009
			(restated)
Revenues:
Sales of product, net	$925	$173		$-
Clinical treatment programs	134	92		111

Total Revenues	1,059	265		111

Costs and Expenses:
Production/cost of goods sold	930	798		584
Research and development	10,444	5,800		6,995
General and administrative	8,974	6,478		5,796

Total Costs and Expenses:	20,348	13,076		13,375

Operating loss	(19,289)	(12,811)		(13,264)
Reversal of previously accrued interest expense	346	-		-
Interest and other income	1,200	592		67
Interest expense	(116)	-		-
Financing costs (Note 7)	(280)	-		(241)
Redeemable warrants valuation adjustment (Note 18)	-	-		4,555

Net loss	$(18,139)	$(12,219)	$	(~~13,438~~ (8,883)

Basic and diluted loss per share	$(.25)	$(.16)	$	(.~~12~~08)

Weighted average shares outstanding Basic and Diluted	71,839,782	75,142,075		109,514,401

See accompanying notes to consolidated financial statements.

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Loss
(in thousands except share data)

	Common Stock Shares	Common Stock .001 Par Value	Additional Paid-in apital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders Equity
			(Restated)		(Restated)	(Restated)
Balance December 31, 2006	66,816,764	$67	$191,689	$46	$(167,051)	$24,751

Shares issued for:
Interest on convertible debt	116,745	-	193	-	-	193
Private placement, net of issuance costs	6,651,502	7	11,613	-	-	11,620
Stock issued for settlement of accounts payable	175,435	-	292	-	-	292
Stock based compensation	-	-	2,291	-	-	2,291
Net comprehensive loss	-	-	-	(53)	(18,139)	(18,192)
Balance December 31, 2007	73,760,446	74	206,078	(7)	(185,190)	20,955

Shares issued for:
Private placement, net of issuance costs	1,211,122	1	269	-	-	270
Settlement of accounts payable	3,779,427	4	1,954	-	-	1,958
Stock based compensation	-	-	573	-	-	573
Net comprehensive loss	-	-	-	7	(12,219)	(12,212)

Balance December 31, 2008	78,750,995	79	208,874	-	(197,409)	11,544

Shares issued for:
Warrants exercised	5,589,790	6	6,133	-	-	6,139
Options exercised	293,831	-	130	-	-	130
Private placement, net of issuance costs	45,591,304	46	55,524	-	-	55,570
Settlement of accounts payable	1,925,408	2	1,365	-	-	1,367
Stock based compensation	636,119	-	826	-	-	826
Standby Finance- finance costs	-	-	241	-	-	241
Redeemable warrants valuation adjustment - restated	-	-	(7,717)	-	-	(7,717)
Net comprehensive loss - restated	-	-	-	-	(~~13,438~~8,883)	(~~13,438~~8,883)
Balance December 31, 2009 - restated	132,787,447	$133	$ ~~273,093~~265,376	$-	$ (~~210,847~~206,292)	$ ~~62,379~~59,217

See accompanying notes to consolidated financial statements

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	Years ended December 31
	2007	2008	2009
Cash flows from operating activities:			(restated)
Net loss - restated	$(18,139)	$(12,219)	$ (~~13,438~~8,883)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	266	342	359
Amortization of patent, trademark rights, and royalty interest	170	374	381
Finance costs amortization and for Standby financing	281	-	241
Redeemable warrants valuation adjustment	-	-	(4,555)
Stock option and warrant compensation and service expense	2,291	573	826
Gain on disposal of equipment	-	-	(83)
Impairment losses	526	-	-
Inventory reserve	109	(65)	-
Interest on convertible debt	181	-	-
Changes in assets and liabilities:
Inventory	337	(288)	-
Accounts and other receivables	(148)	77	-
Assets held for sale	(678)	450	-
Prepaid expenses and other current assets	22	(184)	93
Other assets	-	-	(5)
Accounts payable	(138)	1,702	1,884
Accrued expenses	(192)	(120)	45

Net cash used in operating activities	(15,112)	(9,358)	(9,297)

Cash flows from investing activities:
Purchases of property and equipment and construction in progress,net	(212)	(73)	(332)
Additions to patent and trademark rights	(211)	(142)	(242)
Maturities of short term investments	21,132	3,951	-
Purchase of short term investments	(6,754)	-	-

Net cash (used in) provided by investing activities	$3,955	$3,736	$(574)

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
(in thousands)

	Years ended December 31,
	2007	2008	2009
Cash flows from financing activities:			(restated)
Proceeds from issuance of common stock, net	$11,620	$270	$55,570
Payment of long-term debt	(4,102)	-	-
Collection of advance receivable	1,464	-	-
Proceeds from exercise of stock Warrants and options	-	-	6,254
Net cash provided by financing activities	8,892	270	61,824

Net (decrease) increase in cash and cash equivalents	7,825	(5,352)	51,953

Cash and cash equivalents at beginning of year	3,646	1,471	6,119

Cash and cash equivalents at end of year	$11,471	$6,119	$58,072

Supplemental disclosures of cash flow information:
Issuance of common stock for accounts payable and accrued expenses	$292	$1,958	$1,382
Issuance of common stock for debt conversion, interest payments and debt payments	$181	-	-
Unrealized gains/(losses) on investments	$(53)	$7	$-

Redeemable warrants valuation adjustment	$-	$-	$(4,555)

See accompanying notes to consolidated financial statements.

(17) Fair Value

The Company is required under GAAP to disclose information about the fair value of all the Company’s financial instruments, whether or not these instruments are measured at fair value on the Company’s consolidated balance sheet.

The Company estimates that the fair values of cash and cash equivalents, other assets, accounts payable and accrued expenses approximate their carrying values due to the short-term maturities of these items.  The Company also has certain warrants with a cash settlement feature (in the event of a change in control to a non-public company) that are carried at fair value.  Management estimates the fair value using a model which determines the probability that the cash settlement feature conditions will arise.  The carrying amount and estimated fair value of the above warrants was zero at December 31, 2009.  There were no other financial instruments at December 31, 2009 or 2008.

On January 1, 2008, the Company adopted new accounting guidance (codified at FASB ASC 820 and formerly Statement No. 157 Fair Value Measurements) that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  The guidance does not impose any new requirements around which assets and liabilities are to be measured at fair value, and instead applies to asset and liability balances required or permitted to be measured at fair value under existing accounting pronouncements.  The Company measures its warrant liability for those warrants with a cash settlement feature at fair value.  As of December 31, 2009, the Company had no derivative assets or liabilities.

FASB ASC 820-10-35-37 (formerly SFAS No. 157) establishes a valuation hierarchy based on the transparency of inputs used in the valuation of an asset or liability.  Classification is based on the lowest level of inputs that is significant to the fair value measurement.  The valuation hierarchy contains three levels:

•	Level 1 – Quoted prices are available in active markets for identical assets or liabilities at the reporting date.

•
Level 2 – Observable inputs other than Level 1 prices such as quote prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.  As of December 31, 2009, the Company has classified the warrants with cash settlement features as Level 3.  Management evaluates a variety of inputs and then estimates fair value based on those inputs.  The primary inputs evaluated by management to determine the likelihood of a change in control to a non-public company (thereby triggering the cash settlement feature) were the Company’s FDA approval status including the additional requirements including required cash outflows prior to resubmission to the FDA (observable), the industry and market conditions (unobservable), litigation matters against the Company (observable) and statistics regarding the number of company’s going private (observable).

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy as of December, 31, 2009:

	Total	Level 1	Level 2	Level 3
Liabilities
Warrants	$3,162,000	$-	$-	$3,162,000

There ~~were no changes~~was a change in the fair value ~~for~~of the Level 3 item of $3,162,000 during the year ended December 31, ~~2009.~~2009.

(18) Restatement

In connection with equity financings on May11 and 19, 2009, the Company issued warrants (the “Warrants”) that containeda provision that could require it to settle the Warrants for cash upon the happening of certain remote events described below.  Generally, the Warrant provision allows the Warrant holders to receive cash in certain situations where there would no longer be a significant public market for our common stock, e.g., in the highly unlikely event that the Company took action to go private (a “Fundamental Transaction”).  The amount of cash to be received by Warrant Holders would equal the Black-Scholes value of the remaining unexercised portion of the Warrant on the date of the consummation of the Fundamental Transaction.

Initially, the Company determined that these Warrants created a related Liability in accordance with ASC 480-10-55-29 & 30 due to the fact that the Warrants could be settled for cash as discussed above.  In its estimation of the value of this Liability, the Company interpreted and applied the concept of “Fair Value”from ASC 820 (formally SFAS 157).  After reviewing current accounting literature and the findings and opinion of an independent appraiser in determining proper accounting treatment, the Company took into account the extreme unlikelihood of the occurrence of a Fundamental Transaction triggering a right to cash settlement as a probability factor in applying the Black-Scholes-Merton valuation of the Warrants.  As a result, the Company deemed the fair value of the Warrants to be immaterial and, therefore, it stated the Warrants’related Liability from May 31, 2009 through December 31, 2009 at zero.

On September 15, 2010, the Company received a comment letter from the Security and Exchange Commission (“SEC”) concerning its review of the Company’s annual report on Form 10-K, as amended, for the year ended December 31, 2009.  During the process of resolving the SEC’s comments, the SEC Staff alerted the Company that they did not agree with the Company’s method of computing the value of the Liability related to the Warrants as discussed above.

As a result on December 22, 2010, the Company’s Audit Committee determined that the previously issued financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 and in its Forms 10-Q for the periods ended June 30, 2009 and September 30, 2009, should not be relied upon.  The Company determined it should restate the financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2009 and in its Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 (including the comparable periods ended June 30, 2009 and September 30, 2009) to reflect the revised value of this Liability without regard to the probability of a cash settlement.

The related impact of this restatement on the December 31, 2009 Balance Sheet and Income Statement for the year then ended is as follows:

(a)
The total initial estimated fair value of the Liability related to the Warrants was $15,233,000 at the date of their issuance in May 2009.  In order to record this Liability, an adjustment was made to decrease Additional Paid-In Capital and increase Liabilities by $15,233,000.

(b)
In May 2009 and June 2009, some of these Warrants were exercised resulting in total non-cash losses of $4,256,000.  Prior to each exercise, the individual Warrant’s fair value was revalued.  The revaluation adjustments were made to increase the above mentioned Warrants’Liability of $15,233,000 by the related $4,256,000 loss and then, upon exercise, reduce the Warrants’Liability value by $7,516,000 for the exercised Warrants.  As a result, the estimated fair value of the Warrants’Liability became $11,973,000.

(c)
The estimated fair value of the Liability related to the Warrants were revalued at the end of each fiscal quarter from June 2009 through December 31, 2009.  Due to the decreasing trading value of the Company’s stock during this period, at December 31, 2009, the value of the Liability related to the remaining outstanding Warrants became $3,162,000.  The June to December 2009 year to date adjustments to record the change in fair value for the remaining Warrants’Liability was $8,811,000, resulting in a related non-cash gain of $8,811,000.

None of the above issues from this non-cash adjustmentaffected the Company’s revenues, operating expenses, liquidity or cash flows from past or future operations.  The combined losses of approximately $4,256,000 for the exercise of Warrants and the estimated gain of $8,811,000 from the fair value adjustment of the Liability resulted in a net non-cash gain of approximately $4,555,000 for the year-end 2009.  The impact of this non-cash adjustment was to reduce the 2009’s year-end Net Loss from approximately $13,438,000 to $8,883,000.

As a result of the corrections in the valuation of the Liabilities as of December 31, 2009 described above, the Company has restated its consolidated financial statements in this amended report as follows:

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Balance Sheet
December 31,2009

(in thousands)

	December 31,2009 As Previously Reported	Adjustments		December 31, 2009 restated
ASSETS
Current Assets:
Cash and cash equivalents	$58,072			$58,072
Prepaid expenses and other current assets	332			332

Total current assets	58,404			58,404

Property and equipment, net	4,704			4,704
Patent and trademark rights, net	830			830
Investment	35			35
Construction in progress	135			135
Other assets	886			886

Total assets	$64,994			$64,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts Payable	$1,294			$1,294
Accrued expenses	1,321			1,321

Total current liabilities	2,615			2,615

Redeemable warrants	-	15,233	(a)	3,162
		(7,516)	(b)
		(4,555)	(b)(c)
Total liabilities	2,615	3,162		5,777

Commitment and contingencies

Stockholders’ equity
Preferred stock	-			-
Common stock	133			133
Additional paid-in capital	273,093	(15,233)	(a)	265,376
		7,516	(b)
Accumulated deficit	(210,847)	4,555	(b)(c)	(206,292)

Total stockholders' equity	62,379	(3,162)		59,217

Total liabilities and stockholders’ equity	$64,994			$64,994

HEMISPHERX BIOPHARMA, INC. AND SUBSIDIARIES
Consolidated Statement of Operations
 Year ended December 31,2009

(in thousands, except per share data)

	December 31, 2009 As Previously Reported		Adjustments			December 31, 2009 As Restated

Revenues:

Sales of product, net	$		$			$

Clinical treatment programs		111					111

Total revenues		111					111

Costs and expenses:

Production/cost of goods sold		584					584
Research and development		6,995					6,995
General and administrative		5,796					5,796

Total costs and expenses		13,375					13,375

Operating loss		(13,264)					(13,264)

Interest and other income		67					67
Financing costs		(241)					(241)
Redeemable warrants valuation adjustment		-		4,555	(b)(c)		4,555

Net loss		$(13,438)		$4,555			$(8,883)

Basic and diluted loss per share		$(0.12)		$.04			$(0.08)

Weighted average shares outstanding Basic and Diluted		109,514,401					109,514,401

NOTES:

(a)
The total initial estimated fair value of the Liability related to the Warrants was $15,233,000 at the date of their issuance in May 2009.  In order to record this Liability, an adjustment will be made to decrease Additional Paid-In Capital and increase Liabilities by $15,233,000.

(b)
In May 2009 and June 2009, some of these Warrants were exercised resulting in total non-cash losses of $4,256,000.  Prior to each exercise, the individual Warrant’s fair value was revalued.  The revaluation adjustments was made to increase the above mentioned Warrants’ Liability of $15,233,000 by the related $4,256,000 loss and then, upon exercise, reduce the Warrants’ Liability value by $7,516,000 for the exercised Warrants.

(c)
The estimated fair value of the Liability related to the Warrants was revalued at the end of each fiscal quarter from June 2009 through December 31, 2009.  Due to the decreasing trading value of our stock during this period, at December 31, 2009, the value of the Liability related to the remaining outstanding Warrants will be $3,162,000.  The June to December 2009 year to date adjustments to record the change in fair value for the remaining Warrants’ Liability will be $8,811,000, resulting in a related non-cash gain of $8,811,000.

(19) Quarterly Results of Operation (unaudited and restated)

The following is a summary of the unaudited quarterly results of operations:

2008
(in thousands except per share data)

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Total

Revenues	$208	$15	$17	$25	$265
Costs and expenses	3,453	3,145	3,468	3,010	13,076
Net loss	$(3,165)	$(2,802)	$(3,415)	$(2,837)	$(12,219)
Basic and diluted loss per share	$(.04)	$(.04)	$(.05)	$(.03)	$(.16)

2009
(in thousands except per share data)

	March 31, 2009	June 30, 2009		September 30, 2009			December 31, 2009			Total
		(restated)		(restated)			(restated)			(restated)

Revenues	$29		$17		$25			$40			$111
Costs and expenses	(2,882)		(3,996)		(2,483)			(4,014)			(13,375)
Net loss	$(3,087)	$	(~~3,870~~15,824)	$	~~(2,435~~3,059	~~)~~	$	~~(4,046~~6,969	~~)~~	$	(~~13,438~~8,883)
Basic and diluted loss per share	$(.04)	$	(~~.04~~.16)	$	~~(~~.02	~~)~~	$	~~(.02~~.05	~~)~~	$	(~~.12~~.08)

Hemispherx Biopharma, Inc.
Schedule II -Valuation and Qualifying Accounts
(dollars in thousands)

~~Column A~~	~~Column B~~	~~Column C~~	~~Column D~~	~~Column E~~

Description	Balance at beginning of period	Charge to expense	Write- offs	Balance at end of period
Year Ended December 31, 2007 Reserve for inventory	$241	$109	$-	$350

Year Ended December 31, 2008 Reserve for inventory	$350	$-	$(64)	$286

Year Ended December 31, 2009 Reserve for inventory	$286	$-	$(4)	$282